September 16, 2005

via U.S. Mail
Allessandro Bordon
President, Chief Executive Officer and Treasurer
TRYX Ventures Corp.
Suite 341-837 West Hastings Street
Vancouver, British Columbia
CANADA V6C 3N6


Re:	TRYX Ventures Corp.
	Preliminary Proxy Statement on Schedule 14A
      Filed  August 16, 2005
      File No. 0-50919

Dear Ms. Borden:

      We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14 A

General
1. Given the significance of the acquisition of Ignition Technologies, Inc. please revise the order of the proposals being voted upon, such that current proposal 9 is placed at the forefront of the proxy statement.  Please note our comments below with respect
to the need for additional disclosure with respect to Proposal 9.
2. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly
and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, we note that a vote on the proposed share split also represents a vote for the change in name from TRYX Ventures Corp. to MGN Technologies, Inc. Similarly, a vote for the increase in the number of authorized common shares from 100
million
to an unlimited amount also constitutes a vote approving the creation
of an unlimited amount of Class A Preference shares and a vote for the cancellation of Class A Preferred Shares.
Consistent with the requirements of Rule 14a-4(a)(3), please ensure
that you unbundle the proposals referenced above so that for example,
shareholders may vote separately for a name change from a vote approving the 5.5:1 stock split and may vote separately for the proposals contained in Proposal Six. See Rule 14a-5(a). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth
Supplement.    In this regard, please note that you have not filed
the form of proxy card. Please file the form of proxy, inclusive of the changes suggested in this letter, with your next amendment.

3. We direct you to Sections 5.2 (m), 5.2 (n) and 6.12 of the
Share
Exchange Agreement. Section 5.2 (m) states that a condition to closing will be the resignation of a current TRYX Ventures Corporation director, yet this disclosure is omitted from your proxy statement disclosure. Section 6.12 suggests that pending further negotiations, there may be a change in the majority of current TRYX
Ventures Corporation directors.  Further, Section 6.13 indicates that
as of the closing of the transaction and appointment to the board of
Mr. Jensen, the majority of the board of directors will be represented by Mr. Jensen. You omit reference to any of the above information in the proxy statement. Please revise the disclosure, under both Proposals Two and Nine, in your proxy statement to ensure that you are providing shareholders with an accurate and complete account of the terms and conditions of the Ignition Technologies,
Inc. transaction for which you seek their approval.   Clarify what
your intentions are regarding a change in the current majority of directors. Finally, indicate the earliest date by which such a change could occur based on the status of current negotiations.
We
may have further comments.
4. It would appear based on Section 6.13 that the total
consideration
paid for shares in Ignition Technologies, Inc. consisted of
$500,000
plus the 4,500,000 shares offered in the exchange. Please revise the disclosure in the proxy statement to reflect that shares and cash will be paid for the shares of Ignition Technologies, Inc. or advise us as to why such a revision is unnecessary.

Proposal One, page 3
5. Please supplement your disclosure under this proposal to specify the reasons for the number of directors being established at 5. Proposal Two-Election of Directors, page 3
6. We note in a Market Wire press release dated August 24, 2005,
Mark
Jensen is listed as the Chief Executive Officer of Ignition Technologies, Inc. The biographical information provided for Mr. Jensen omits reference to his position as Chief Executive Officer of
Ignition Technologies, Inc. Please ensure that your disclosure provides complete and accurate biographical sketches of all of directors and nominees listed in the proxy statement as required by
Item 401 of Regulation S-B
Nominees, page 4

7. You indicate that Ms. Bordon "completed various contract positions." Clarify what you mean by that position - i.e. whether she was an employee (if so, full or part-time), a temporary employee, a consultant, etc.
8. Describe the "services" to be provided by Mr. Hu.
Meetings and Committees of the Board of Directors, page 6
9. We note your disclosure regarding the absence of a nominating committee or committee performing similar functions. Consistent with the requirements of Item 7 of Schedule 14A, revise the disclosure to include further detail as to why you have chosen not to establish a nominating committee. Also, please place the disclosure regarding the absence of a nominating committee under its own separate heading.

Security Ownership of Certain Beneficial Owners and Management,
page
9

10. The footnotes 2 and 3 referenced on page 9 are missing from the proxy statement. Please revise your disclosure to provide information regarding the beneficial holder of the securities listed in the table.
Proposal Five, page 12
11. Please expand your disclosure of the "Pre-Existing Company Provisions" that you are requesting shareholders vote to eliminate from your Notice of Articles. Shareholders should be provided with disclosure that informs them of the material "Pre-Existing Company Provisions" and the new or analogous provisions that will be adopted in the amended Notice of Articles should they vote to repeal the old provisions. Provide a comparative chart that delineates succinctly such material provisions. We may have further comments.

Proposal Six, page 13

12. Tell us the basis for your apparent belief that this Proposal does not require the financial information called by Item 13(a) of
Schedule 14A.  See Item 11(e) of Schedule 14A.
13. Please unbundle the proposal seeking authorization of an increase in the amount of common shares from 100 million to an unlimited amount from the proposals relating to the cancellation of the current
Class A preferred shares and authorization of the new Class A preference shares. Refer to Rule 14a-4(a)(3). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement.
14. Provide a subsection addressing the risks or negatives in authorizing an unlimited number of shares. These would include, but not necessarily be limited to, ability of management to issue shares to prevent a change in control, unlimited dilutive potential, etc.

Proposal Seven - Replacement of Company Articles, page 15

15. Indicate the nexus between this proposal and Proposal Six.

Proposal Eight, page 16
16. Please unbundle the proposal relating to the name change from the
proposal regarding the stock split.  Refer to Rule 14a-4(a)(3).
See
Division of Corporation Finance, Manual Of Telephone
Interpretations,
Fifth Supplement.    Further, as indicated in a prior comment,
expand
upon the reasons for the name change and the significance of the name change as it relates to a possible change in business focus of the company.

Proposal Nine, page 16
17. Provide all of the information required by Item 14A of
Schedule
14A including financial information.   Please note the provisions
of
Note F of Schedule 14A with regard to the requirements applicable to small business issuers.
18. Expand the disclosure under "Convertible Debentures" (page 18) to:
* identify the "lender" for the Convertible Debenture;
* indicate the total interest to be paid on the Convertible
Debenture; and
* explain in the last sentence what you mean by "future Royalty payments that could still be earned.

Also, indicate, if true, that the company may be obligated to making
"interest" payments well beyond the five-year term of the Convertible
Debenture since the "lender" will be receiving a percentage of Gross
Revenues for up to the first $100 million earned by the company.

19. We note that you are soliciting shareholder approval with respect to the acquisition of Ignition Technologies, Inc., an entertainment software company. We also note your proposal requesting shareholder approval of the name change from TRYX Ventures Corp. to MGN Technologies, Inc. Also, based on a review of the Share Exchange Agreement, it appears that you also intend to change the majority of the board of directors such that Ignition Technologies, Inc.`s former directors will constitute a majority of the TRYX Ventures Corp board of directors after the transaction is closed. With a view towards enhanced disclosure, please advise us of the plans you have with regard to the Company`s principal business. We may have further comments.
Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response.
Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mellissa Campbell Duru, at (202) 551-3757, or in
her absence, to me at (202) 551-3745.   Direct all correspondence
to
the following ZIP code:  20549-7010.

      Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Bernard Pinsky
	(604)687-6314 (fax)
	M.Duru
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Ms. Alessandro Borden
TRYX Ventures Corp.
September 16, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE